U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-02968-99				Date examination completed: October 24, 2024
2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Vanguard Diversified Equity Fund
4. Address of principal executive office: (number, street, city, state, zip code) 100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Accountants

To the Board of Trustees of Vanguard Trustees’ Equity Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the fund listed within Attachment A (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of September 30, 2024. The Fund’s management is responsible for its assertion and the Fund’s compliance with the specified requirements. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of September 30, 2024, and with respect to agreement of security purchases and sales or maturities, for the period noted within Attachment A:

- Confirmation of all securities held on VAST, the recordkeeping system used by the Fund’s transfer agent, in book entry form;

- Reconciliation of all such securities to the books and records of the Fund and VAST; and

- Agreement of 2 security purchases and 2 security sales or maturities from the books and records of the Fund to VAST.

Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

We are required to be independent and to meet our ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2024, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP

October 24, 2024

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042 T: (267) 330 3000, www.pwc.com/us

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the fund listed within Attachment A (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2024, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2024, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Fund.

The Vanguard Funds

By:	/s/ Christine Buchanan
Christine Buchanan
Chief Financial Officer of the Fund
October 24, 2024

/s/ Salim Ramji
Salim Ramji
Chief Executive Officer of the Fund
October 24, 2024

Attachment A

Vanguard Fund of Funds	Period

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	07/25/2024 [1] – 09/30/2024

1 Date of our last evaluation